June 4, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Dale Welcome and Kevin Stertzel

Re:	Alpha & Omega Semiconductor Limited Form 10-K for the Fiscal Year Ended June 40, 2024 Form 8-K filed November 25, 2024 Response dated April 25, 2025 File No. 001-34717

Dear Mr. Welcome and Mr. Stertzel:

On behalf of Alpha & Omega Semiconductor Limited (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 15, 2025, regarding the Company’s Current Report on Form 8-K filed on November 25, 2024 and the Company’s prior response dated April 25, 2025.

For the Staff’s convenience, we have reproduced the comment below in bolded and italicized text, followed by the Company’s response.

Response dated April 25, 2025
Form 8-K filed November 25, 2024
Appointment of New Independent Registered Public Accounting Firm

1.
We note your response to prior comment 2. It continues to appear that consultations you received from Deloitte, as early as May 2022, related to matters involving the application of accounting principles to specified transactions, pursuant to Item 304(a)(2)(i) of Regulation S-K. Therefore, please amend your Item 4.01 Form 8-K to provide the disclosures required by Item 304(a)(2)(ii)(A)-(D) of Regulation S-K.

Response: Based on further discussion with Deloitte & Touche LLP (“Deloitte”), the scope of Deloitte’s services were not required to be

Morgan, Lewis & Bockius llp
1400 Page Mill Road
Palo Alto, CA 94304	+1.650.843.4000
United States	+1.650.843.4001

Securities and Exchange Commission
June 4, 2025

disclosed pursuant to Item 304(a)(2) as no written report was provided by Deloitte to the Company and no oral advice was provided by Deloitte to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue.  Therefore, the Company is filing an amendment to the Form 8-K to remove any disclosure relating to Deloitte’s services.

Please do not hesitate to contact the undersigned at +1.650.843.7263 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Albert Lung

cc:	Yifan Liang, Chief Financial Officer and Corporate Secretary, Alpha & Omega Semiconductor Limited